

Financial Statements
December 31, 2020

FirstRoot, Inc.

"Unaudited"



Independent Accountant's Review Report

To the Board of Directors
FirstRoot, Inc.
Sunnyvale, California

We have reviewed the accompanying financial statements of FirstRoot, Inc. (the Company), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholder's deficit, and cash flows for the period January 7, 2020 (inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1850 N. Central Ave., Ste. 400 | Phoenix, AZ 85004-4624 | T 602.264.5844 | F 602.277.4845 | EOE

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had negative working capital approximating $401,000 and an accumulated deficit approximating $143,000, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management is actively pursuing additional sources of funding as further described in Note 2. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Eide Bailly LLP

Phoenix, Arizona
March 23, 2021

Assets

Current Assets
Cash	$	147,423
Accounts receivable		10,500
Total current assets		157,923
Capitalized internally developed software costs		258,755
	$	416,678

Liabilities and Stockholder's Deficit

Current Liabilities
Convertible notes payable	$	300,000
Notes payable - founder/CEO		175,000
Accounts payable		65,823
Accrued interest		5,310
Due to founder/CEO		12,541
Total current liabilities		558,674

Commitments and Contingencies

Stockholder's Deficit
Common stock: par value $0.0001 per share	
authorized 20,000,000 shares; issued and outstanding, 7,500,000 shares	750
Preferred stock: par value $0.0001 per share	
authorized 2,500,000 shares; issued and outstanding, 2,500,000 shares	250
Accumulated deficit	(142,996)
Total stockholder's deficit	(141,996)
	$ 416,678

Revenue	$	78,584
Operating Expenses		
Legal & Professional Fees		124,223
Other General and Administrative		64,136
Payroll Expenses		29,890
Total operating expenses		218,249
Operating Loss		(139,665)
Other Income (Expense)		
Other income		1,979
Interest expense		(5,310)
Total other income (expense)		(3,331)
Net Loss	$	(142,996)

FirstRoot, Inc.
"Unaudited" Statement of Stockholder's Deficit
For the Period January 7, 2020 (Inception) through December 31, 2020

	Common Stock		Preferred Stock		Accumulated Deficit	Total
	Shares	Amount	Shares	Amount		
Balance, January 7, 2020 (Inception)	-	$ -	-	$ -	$ -	$ -
Issuance of preferred stock	-	-	2,500,000	250	-	250
Issuance of common stock	7,500,000	750	-	-	-	750
Net loss	-	-	-	-	(142,996)	(142,996)
Balance, December 31, 2020	7,500,000	$ 750	2,500,000	$ 250	$ (142,996)	$ (141,996)

Operating Activities		
Net loss	$	(142,996)
Adjustment to reconcile net loss to net cash from (used for) operating activities		
Accounts receivable		(10,500)
Accounts payable		65,823
Accrued liabilities		5,310
Due to founder/CEO		12,541
Net Cash used for Operating Activities		(69,822)
Investing Activities		
Capitalization of internally developed software costs		(258,755)
Net Cash used for Investing Activities		(258,755)
Financing Activities		
Proceeds from issuance of convertible notes payable		300,000
Proceeds from issuance of notes payable - founder		175,000
Issuance of common stock		750
Issuance of preferred stock		250
Net Cash from Financing Activities		476,000
Net Change in Cash		147,423
Cash, Beginning of Period		-
Cash, End of Period	$	147,423

Note 1 - Principal Business Activity and Significant Accounting Policies

Principal Business Activity

Tilliden, Inc. was incorporated in January of 2020 in the State of Delaware with the original name of Tilliden. Tilliden, Inc. filed the amended and restated certificate of incorporation on December 9, 2020 changing its name to FirstRoot, Inc (the Company). While organized as a C-Corp for tax purposes, the Company is considered a "public-benefit corporation" (B-Corp) and is committed to dedicating funds and resources towards programs for the betterment of the public.

The Company is committed to teaching kids the power of financial literacy and civics through participatory budgeting by providing funds to a group of students who determine how to invest in a shared budget to improve a school.

Concentrations of Credit Risk

The Company maintains its cash accounts in various deposit accounts, the balances of which are periodically in excess of federally insured limits.

Receivables and Credit Policy

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Management determined that no allowance for doubtful accounts was necessary at December 31, 2020.

Capitalized Internally Developed Software Costs

Capitalization of costs related to technology products developed internally begins at the start of the application development stage when efforts are focused on a specific product and not general research and development. The Company capitalizes only those costs directly attributable to the development of the product. The establishment of the application development stage and the ongoing assessment of recoverability of development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, continued technological feasibility, anticipated future gross revenue and estimated economic life. The Company capitalized internally developed software costs totaling $258,755 as of December 31, 2020.

Prior to reaching the application development stage, the Company's policy is to expense research and development costs as incurred and include them in operating expenses.

The Company periodically performs reviews of the recoverability of such capitalized technology costs. At the time a determination is made that capitalized amounts are not recoverable based on the estimated cash flows to be generated from technology; any remaining capitalized amounts are written off. No amounts were written off during the period ended December 31, 2020.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Education workshops are recognized when the services are performed.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenues and cost of sales.

Advertising Costs

Advertising costs are expensed as incurred. Such costs totaled $3,097, for the period ended December 31, 2020.

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of Accounting Policy

As of inception, the Company adopted the provisions of FASB Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers*, which provides a comprehensive revenue recognition model for all contracts with customers. The new model requires revenue recognition to depict the transfer of promised goods or services to customers at an amount that reflects the consideration expected to be received in exchange for those goods or services.

Recent Accounting Guidance

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of the expense recognition in the income statement. The new standard is effective for the Company beginning January 1, 2022. The Company is currently assessing the impact of the adoption of the standard and has not yet determined the effect on the financial statements.

Note 2 - Going Concern

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As of December 31, 2020, the Company had negative working capital approximating $400,100 and an accumulated deficit approximating $143,000. The continuing operations of the Company are dependent upon its ability to continue to generate revenue and raise financing to support its product development efforts. These conditions raise substantial doubt about the Company's ability to continue as a going concern beyond one year from March 23, 2021. The Company will be releasing product enhancements in Q2 2021 that will increase its ability to generate revenue. In addition, Management is actively pursuing additional sources of financing and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Note 3 -   Convertible Notes Payable

The Company has entered into 25 convertible note payable agreements (notes) ranging from $5,000 to $25,000 with a total principal amount of $300,000 as of December 31, 2020. The notes bear interest at 4% and are due upon request of the holders of a majority of the outstanding principal amount on or after May 21, 2021. Upon a qualified financing event of $2,000,000 or more on or before the maturity date, unpaid principal and accrued interest automatically convert into shares of common stock at a price of 80% of the price paid by the new investors. Upon a non-qualified financing event in which the Company sells shares of preferred stock on or before the maturity date, the holder has an optional conversion into shares of common stock at the same terms of a qualified financing event. In the event of a change in control of the Company while a note is still outstanding, the Company shall pay the holder an amount equal to all unpaid principal and accrued interest plus a repayment premium of 50% of the outstanding principal of the note.

Note 4 -   Notes Payable – Founder/CEO

The Company has three notes payable to the Founder/CEO which totaled $175,000 as of December 31, 2020. The notes bear interest at a fixed rate of 2% per annum and are callable by the Founder/CEO at any time. Accrued interest and interest expense relating to these notes was $618 as of December 31, 2020.

Note 5 -   Related Party Transactions

The financial statements of the Company include revenue from Applied Frameworks, Inc. for $9,772. Applied Frameworks, Inc. is an entity under common ownership by the CEO/Founder.

The Company recorded $29,890 of salary expense to the Founder/CEO during the period ended December 31, 2020.

During the period ended December 31, 2020, the Founder/CEO paid business related expenses on behalf of the Company. As a result, amounts due to the Founder/CEO totaled $12,541 as of December 31, 2020.

See Note 4 regarding notes payable to the Founder/CEO.

Note 6 - Income Taxes

Deferred tax assets and liabilities consist of the following components as of December 31, 2020:

Deferred Tax Assets (Liabilities)		
Net operating loss	$	92,000
Start-up costs		7,000
Trademark expense		3,000
Research and development costs		(77,000)
Other book/tax differences		18,000
	$	43,000
Net deferred tax assets before valuation allowance	$	43,000
Less valuation allowance		(43,000)
Net deferred tax assets	$	-

At December 31, 2020, the Company has a net operating loss carryforward approximating $307,000 which does not expire.

Note 7 - Commitments and Contingencies

The Company may be a party to various legal actions arising from the normal course of business. In management's opinion, the Company has adequate legal defenses and/or insurance coverage and does not believe the outcome of such legal actions will materially affect the Company's operation and/or financial position.

Note 8 - Concentrations

Customer Concentration

The following table summarizes the Company's customer concentrations of revenue:

Customer A	44%
Customer B	41%
Customer C - Related Party, See Note 5	12%

Note 9 -   Subsequent Events

On March 10, 2021, the Company executed an additional note payable agreement with the CEO/Founder in the amount of $50,000. The note bears interest at a fixed rate of 2% per annum and is callable by the CEO/Founder at any time.

During 2021, the Company executed 8 convertible notes payable totaling $60,000 under the same terms of the previously existing convertible notes payable as described in Note 3.

During 2021, the Company incurred $17,000 of expenses related to its efforts to raise additional capital.

The Company has evaluated subsequent events through March 23, 2021, the date which the financial statements were available to be issued.